Exhibit 3.236

Execution Copy

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

FERRET MUSIC HOLDINGS LLC

This Amended and Restated Limited Liability Company Agreement (this “Agreement”) of Ferret Music Holdings LLC, a Delaware limited liability company (the “Company”), dated as of December 7, 2009, is adopted and entered into by Warner Music Inc., a Delaware corporation (the “Member” or “WMGCo”), pursuant to and in accordance with the Limited Liability Company Act of the State of Delaware, 6 Del. C. §§ 18-101, et seq., as amended from time to time (the “Act”). Terms used in this Agreement which are not otherwise defined shall have the respective meanings given those terms in the Act.

R E C I T A L S:

A. The Company was formed pursuant to the Act by the filing of a Certificate of Formation of the Company with the Secretary of State of the State of Delaware on June 26, 2006.

B. Pursuant to a Limited Liability Company Agreement of the Company, dated as of July 1, 2006 (the “Original Agreement”), WMGCo, Carl Severson (“CS”) and Paul Conroy (“PC”) were admitted as members of the Company.

C. Effective as of the date hereof, pursuant to a Memorandum of Terms, dated as of even date herewith, among the Company, WMGCo, CS and PC, the Company has redeemed the limited liability company interests in the Company held by each of CS and PC. Accordingly, CS and PC have ceased to be members of the Company.

D. WMGCo, in its capacity as the sole member of the Company, wishes to amend and restate the Original Agreement.

NOW, THEREFORE, the Member hereby agrees as follows:

1. Name. The name of the Company is Ferret Music Holdings LLC.

2. Purposes. The purpose of the Company is to engage in any lawful acts or activities for which limited liability companies may be organized under the Act. The Company shall have the authority to take all actions necessary or convenient to accomplish its purposes and operate its business as described in this Section 2.

3. Registered Office. The registered office of the Company in the State of Delaware is c/o Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company[C.

4. Registered Agent. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust, Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. .

5. Term. The Company shall continue in existence until dissolved in accordance with the Act and this Agreement.

6. Member. The Company shall have one member. The name and address of the Member are as follows:

Name	Address

Warner Music Inc.	75 Rockefeller Plaza New York, New York 10019

7. Power and Authority of the Member. The Member shall have complete and exclusive discretion in the management and control of the affairs and business of the Company, and shall possess all powers necessary, convenient or appropriate to carrying out the purposes and business of the Company, including doing all things and taking all actions necessary to carry out the terms and provisions of this Agreement. Any person not a party to this Agreement dealing with the Company shall be entitled to rely conclusively upon the power and authority of the Member to bind the Company in all respects, and to authorize the execution of any and all agreements, instruments and other writings on behalf of and in the name of the Company as and to the extent set forth in this Agreement.

8. Capital Contributions. The Member shall make capital contributions to the Company in such amounts, in cash or in-kind, and at such times as it determines.

9. Allocations of Profits and Losses. The Company’s profits and losses shall be allocated to the Member.

10. Distributions. Distributions shall be made to the Member at the times and in the aggregate amounts determined by it.

11. Tax Matters. The Company shall take all actions necessary to have the Company treated as a disregarded entity for U.S. tax purposes.

12. Amendments. Amendments to this Agreement may be made upon the agreement of the Member from time to time.

13. Liability of Members.

(a) The Member shall not be personally liable for any indebtedness, liability or obligation of the Company, except that the Member shall remain personally liable as required pursuant to the Act or any other applicable law.

(b) The Member shall not have personal liability to the Company for damages for any breach of duty in its capacity as a member of the Company.

14. Indemnification.

(a) The Company shall indemnify any person (each, an “Indemnitee”) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding brought by or against the Company or otherwise, whether civil, criminal, administrative or investigative, including, without limitation, any action by or in the right of the Company to procure a judgment in its favor, by reason of the fact that such Indemnitee is or was a Member or an officer of the Company, or at the relevant time, being or having been a Member or officer, that such Indemnitee is or was serving at the request of the Company as a partner, director, officer or trustee of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, against all expenses (including attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement, actually and reasonably incurred by such Indemnitee in connection with such action, suit or proceeding. Notwithstanding the foregoing, no indemnification shall be provided to or on behalf of any Indemnitee if a judgment or other final adjudication adverse to such Indemnitee establishes that (i) such Indemnitee’s acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated or (ii) such Indemnitee in fact personally gained a financial profit or other advantage to which such Indemnitee was not legally entitled.

(b) The Company may pay expenses incurred by any Indemnitee in defending any action, suit or proceeding described in Section 14(a) in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnitee to repay such advance if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified by the Company pursuant to this Section 14.

(c) The indemnification provided by this Section 14 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Section 14 shall continue as to an Indemnitee who has ceased to be a Member or an officer of the Company (or other person indemnified hereunder) and shall inure to the benefit of the executors, administrators, legatees and distributees of such person.

15. Dissolution. The Company shall dissolve, and its affairs shall be wound up, upon the decision of the Member to dissolve the Company.

16. Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without regard to the conflicts of laws principles thereof.

18. Entire Agreement. This Agreement supersedes and replaces the Original Agreement in its entirety.

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IN WITNESS WHEREOF, the Member has duly executed this Agreement as of the date first above written.

WARNER MUSIC INC.

By:	/s/ Paul Robinson
Name: Paul Robinson
Title: EVP & General Counsel

[Signature Page to A&R LLC Agreement of Ferret Music Holdings LLC]